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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                          PROACTIVE TECHNOLOGIES, INC.
                          ----------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE, $0.04 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)


                                   74266K307
                                   ---------
                                 (CUSIP Number)


                                 JAMES H. DAHL
                      1200 Riverplace Boulevard, Suite 902
                          Jacksonville, Florida  32207
                                 (904) 393-9020
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notice and Communications)


                               SEPTEMBER 16, 1996
                               ------------------
                      (Date of Event Which Requires Filing
                               of This Statement)



If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).
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CUSIP No. 74266K307

- --------------------------------------------------------------------------------
     1) NAMES OF REPORTING PERSONS / S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             JAMES H. DAHL / ###-##-####


- --------------------------------------------------------------------------------
     2)      CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)
                      ----------------------------------------------------------
             (b)         X
                      ----------------------------------------------------------

- --------------------------------------------------------------------------------
     3)      SEC USE ONLY



- --------------------------------------------------------------------------------
     4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)

             OO

- --------------------------------------------------------------------------------
     5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


- --------------------------------------------------------------------------------
     6)      CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.

NUMBER OF          7)      SOLE VOTING POWER          514,600
SHARES BENE-
FICIALLY           8)      SHARED VOTING POWER        562,200
OWNED BY
EACH REPORT-       9)      SOLE DISPOSITIVE POWER     514,600
ING PERSON
WITH               10)     SHARED DISPOSITIVE POWER    562,200


- --------------------------------------------------------------------------------
    11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,076,800




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CUSIP No. 742266K307



- --------------------------------------------------------------------------------
         12) CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


- --------------------------------------------------------------------------------
         13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 7.7%



- --------------------------------------------------------------------------------
         14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)    IN



- --------------------------------------------------------------------------------



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CUSIP NO. 74266K307

- --------------------------------------------------------------------------------
     1) NAMES OF REPORTING PERSONS / S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             ROCK CREEK PARTNERS, LTD. / 59-318-7964


- --------------------------------------------------------------------------------
     2)      CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)
                      ----------------------------------------------------
             (b)        X
                      ---------------------------------------------------

- --------------------------------------------------------------------------------
     3)      SEC USE ONLY


- --------------------------------------------------------------------------------
     4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)   OO


- --------------------------------------------------------------------------------
     5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


- --------------------------------------------------------------------------------
     6)      CITIZENSHIP OR PLACE OF ORGANIZATION  FLORIDA


- --------------------------------------------------------------------------------
NUMBER OF            7)      SOLE VOTING POWER      -0-
SHARES BENE-
FICIALLY             8)      SHARED VOTING POWER    482,200
OWNED BY
EACH REPORT-         9)      SOLE DISPOSITIVE POWER    -0-
ING PERSON
WITH                 10)     SHARED DISPOSITIVE POWER    482,200


- --------------------------------------------------------------------------------
    11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            482,200





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

CUSIP NO. 742266K307


- --------------------------------------------------------------------------------
    12)     CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)    X - 594,600

- --------------------------------------------------------------------------------
    13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.5%


- --------------------------------------------------------------------------------
    14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)      PN


- --------------------------------------------------------------------------------



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
ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this Statement relates is common stock, par value $0.04 per share, ("Common Stock"), issued by Proactive Technologies, Inc. (the "Issuer"), the principal executive offices of which are located at 7118 Beech Ridge Trail, Suite 402, Tallahassee, Florida 32312.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by James H. Dahl and Rock Creek Partners, Ltd. ("Rock Creek"), a Florida limited partnership (the "Reporting Persons").

         Mr. Dahl's business address is 1200 Riverplace Boulevard, Suite 902, Jacksonville, Florida 32207. Rock Creek's business address is 1200 Riverplace Boulevard, Suite 902, Jacksonville, Florida 32207.

         Mr. Dahl's present principal occupation is President of James Dahl & Company, Inc., a private investment firm. The business address of James Dahl & Company, Inc. is 1200 Riverplace Boulevard, Suite 902, Jacksonville, Florida 32207. Mr. Dahl is also Managing General Partner of Rock Creek. Rock Creek is engaged in the business of investments.

         Arthur L. Cahoon is the sole other general partner of Rock Creek. Mr. Cahoon's business address is 1200 Riverplace Boulevard, Suite 902, Jacksonville, Florida 32207, and Mr. Cahoon is principally engaged in the business of investments.

         Mr. Dahl, Mr. Cahoon and Rock Creek have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Dahl and Mr. Cahoon are United States citizens. Rock Creek is a Florida limited partnership.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Dahl and Rock Creek exchanged an aggregate of 3,284 shares of Voting Common Stock of QuinStone Industries, Inc., a Florida Corporation, pursuant to a Stock Exchange Agreement (the "QuinStone





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Exchange Agreement") for an aggregate of 750,000 shares of Common Stock of the
Issuer.

         Mr. Dahl and Rock Creek exchanged an aggregate of 81,700 shares of Voting Common Stock of Killearn Properties, Inc., a Florida corporation ("Killearn"), pursuant to a Stock Purchase Agreement and First Addendum thereto (collectively, the "Killearn Purchase Agreement") for an aggregate of 326,800 shares of Common Stock of the Issuer.


ITEM 4.  PURPOSE OF TRANSACTION.

         The securities of the Issuer acquired by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make additional purchases of securities of the Issuer, including without limitation Common Stock, either in the open market or in private transactions depending on their evaluation of the Issuer's business, prospects and financial condition, the market for Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons may decide to sell all or part of their investment in securities of the Issuer, although they have no current intention to do so.

         The shares to which this Statement relate were acquired from the Issuer in the transactions described in Item 5 hereof.

         The Reporting Persons have no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, except as set forth above;

         (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;





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         (f)     Any other material change in the Issuer's business or
                 corporate structure;

         (g) Any change in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)     Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Dahl beneficially owns 1,076,800 shares of Common Stock, constituting approximately 7.7% of the 13,945,423 outstanding shares of Common Stock of the Issuer.

         Mr. Dahl possesses sole voting and dispositive power with respect to 514,600 shares of Common Stock. In addition, Mr. Dahl (i) shares with his spouse voting and dispositive power with respect to 80,000 shares owned jointly with his spouse and (ii) shares with Rock Creek voting and dispositive power with respect to 482,200 shares owned directly by Rock Creek. Rock Creek shares with Mr. Dahl voting and dispositive power with respect to the shares directly held by it.

         Rock Creek directly owns 482,200 shares of Common Stock constituting approximately 3.5% of the outstanding shares of Common Stock. Rock Creek may be deemed to have acted as a member of a group with Mr. Dahl in the acquisition of the shares of Common Stock to which this Statement relates and therefore may be deemed to beneficially own all shares of Common Stock beneficially owned by Mr. Dahl. Rock Creek disclaims beneficial ownership of such shares.

         On September 19, 1996, pursuant to the QuinStone Exchange Agreement, Mr. Dahl and Rock Creek each acquired 375,000 shares Common Stock of the Issuer in exchange for 3,284 shares of Voting Common Stock of QuinStone Industries, Inc.





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
         On August 7, 1996, pursuant to the Killearn Purchase Agreement, Mr. Dahl acquired 219,600 shares of Common Stock directly, Mr. Dahl and his spouse acquired 80,000 shares of Common Stock jointly, and Rock Creek acquired 107,200 shares of Common Stock in exchange for an aggregate of 81,700 shares of Killearn.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The QuinStone Exchange Agreement contains an agreement of the Issuer to register the shares of Common Stock acquired pursuant to the QuinStone Exchange Agreement within one year from the date thereof in accordance with the registration rights agreement discussed below. In the event such shares are not registered by September 16, 1997, Issuer agreed to issue an aggregate of 225,000 additional shares of Common Stock to Mr. Dahl and Rock Creek. In addition, in connection with the QuinStone Exchange Agreement, a registration rights agreement dated September 16, 1996, between the Issuer and Rock Creek and Mr. Dahl was entered into with respect to certain demand and piggyback registration rights under the Securities Act of 1933, as amended (the "1933 Act").

         The Killearn Purchase Agreement contains certain affirmative and negative covenants with respect to the Issuer. The Killearn Purchase Agreement contains an agreement of the Issuer to register the shares of Common Stock acquired pursuant to the Killearn Purchase Agreement under the 1933 Act. In the event such shares are not registered by July 31, 1997, Issuer agreed to issue an aggregate of 98,040 additional shares of Common Stock to Mr. Dahl and Rock Creek.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit A -   Stock Exchange Agreement, dated September 16, 1996,
                       entered into between James H. Dahl, Rock Creek Partners,
                       Ltd., and Issuer

         Exhibit B -   Registration Rights Agreement, dated September 16, 1996,
                       entered into between James H. Dahl, Rock Creek Partners,
                       Ltd., and Issuer.

         Exhibit C -   Stock Purchase Agreement, dated May 20, 1996, entered
                       into by and among Issuer and James H. Dahl.

         Exhibit D -   First Addendum to Stock Purchase Agreement entered into
                       by and among Issuer and James H. Dahl.

         Exhibit E -   Joint Filing Agreement between James H. Dahl and Rock
                       Creek Partners, Ltd.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 25, 1996


                                          /s/ JAMES H. DAHL
                                          -----------------------------------
                                              JAMES H. DAHL




                                          ROCK CREEK PARTNERS, LTD.



                                          By:      /s/ James H. Dahl
                                                   --------------------------
                                                      James H. Dahl
                                                      Managing General Partner



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